United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Exxon Mobil Corporation

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of Exxon Mobil Corporation

RE: The case to vote AGAINST Lawrence (“Larry”) W. Kellner, nominee No. 09 on the 2024 Proxy Ballot, for the Board of Directors (“Board”).

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote against Mr. Kellner following the instructions provided on management's proxy mailing.

The following information should not be construed as investment advice.

Introduction

National Legal and Policy Center (“NLPC”) urges shareholders to vote AGAINST Lawrence “Larry” W. Kellner on the 2024 proxy ballot for Exxon Mobil Corporation (“ExxonMobil” or the “Company”).

NLPC filed a previous 10-page Notice of Exempt Solicitation on May 6, 2024, outlining reasons in detail why Mr. Kellner should not serve on ExxonMobil’s board.1

On Thursday, May 9, 2024, NLPC published a short video2 that summarized why ExxonMobil shareholders should oppose Mr. Kellner’s election to the board. Following are key screenshots captured from that video.

(Music playing in background)

“No U.S.-based company has had a worse year this year than Boeing…”

1 See https://www.sec.gov/Archives/edgar/data/34088/000109690624001030/nlpc_px14a6g.htm.

2 See https://twitter.com/NLPC/status/1788559254619554177.

“…After a door plug blew off an Alaska Airlines jet in mid-flight…”

“…multitudes of bad headlines over Boeing’s poor safety practices were everywhere…”

“…and the bad news of financial losses for Boeing…”

“…and [for] its customers followed…”

“The mess at Boeing has built for a very long time, for the last five years under the oversight of Chairman Larry Kellner...”

“…it’s gotten so bad, that he’s leaving, with Boeing under a safety and ethics cloud…”

“…But even after the disaster at Boeing, Exxon Mobil STILL wants Larry Kellner to serve on ITS board!”

“…and believe it or not, Exxon’s board plans to have Kellner serve on the board’s safety committee! We are not making this up!!”

“Learn more at NLPC.org/Kellner”

Conclusion

As explained in our previous Notice of Exempt Solicitation filed on May 6, 2024,3 and summarized in the video we published on May 9, 2024,4 we urge shareholders to vote AGAINST Lawrence W. “Larry” Kellner,” nominee No. 09, for the Board of Directors on Exxon Mobil Corporation’s 2024 Proxy Statement and voting card.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY THE FILERS.

THE INFORMATION CONTAINED HEREIN HAS BEEN PREPARED FROM SOURCES BELIEVED RELIABLE BUT IS NOT GUARANTEED BY US AS TO ITS TIMELINESS OR ACCURACY, AND IS NOT A COMPLETE SUMMARY OR STATEMENT OF ALL AVAILABLE DATA. THIS PIECE IS FOR INFORMATIONAL PURPOSES AND SHOULD NOT BE CONSTRUED AS A RESEARCH REPORT.

PROXY CARDS WILL NOT BE ACCEPTED BY US. PLEASE DO NOT SEND YOUR PROXY TO US. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

For questions regarding National Legal and Policy Center’s recommendation for Exxon Mobil Corporation shareholders to vote AGAINST Lawrence W. Kellner for the Company Board of Directors, please contact Paul Chesser, director of NLPC’s Corporate Integrity Project, via email at pchesser@nlpc.org.

3 See https://www.sec.gov/Archives/edgar/data/34088/000109690624001030/nlpc_px14a6g.htm.

4 See https://twitter.com/NLPC/status/1788559254619554177.